UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT ANNOUNCES TERMINATION OF EQUITY SWAP ON GM SHARES, GENERATING USD 380 MILLION PRE-TAX GAIN

SIGNATURES

FIAT ANNOUNCES TERMINATION OF EQUITY SWAP ON GM SHARES, GENERATING USD 380 MILLION PRE-TAX GAIN

In the past months, Fiat has identified opportunities for capital gains on non-core assets to offset the restructuring expenses for the current year and not included in the Relaunch Plan.

The 70% interest held in Fiat Engineering and the direct stake held in Edison were consequently sold in the first two months of 2004, generating a combined capital gain of approximately 87 million euros.

Furthermore, in light of the positive performance of the GM stock, Fiat has unwound the Equity Swap on 32.05 million General Motors Corporation shares, which had been sold to Merrill Lynch International in December 2002.

The transaction generated a pre-tax gain for the Fiat Group of approximately 380 million dollars (about 305 million euros), improving the Fiat Group net financial position by a corresponding amount.

As provided by the Equity Swap Agreement, Fiat received proceeds equal to the price difference between the average price of the transaction and the initial reference price of the GM shares, which was 36.11 dollars per share.

In addition, Fiat repurchased on the market 540 million dollars (notional value) out of a total of 2.2 billion dollars of the bond exchangeable into GM shares ("Exchangeable"), for the purpose of cancellation.

Fiat had entered into the Equity Swap Agreement to hedge the risk exposure implicit in the Exchangeable following the sale of GM shares. This hedging, for the portion of the Exchangeable still outstanding on the market and equivalent to approximately 1.7 billion dollars, has been provided through the purchase of call options on GM shares.

Turin, April 23, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney